VIA FACSIMILE AND US MAIL

(703-813-6968)

MAIL STOP 4631

Ms. Tricia Armelin

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-4631	August 28, 2009

Re:                             Sauer-Danfoss Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed March 24, 2009

File No. 1-14097

Dear Ms. Armelin:

This letter responds to comments 1, 7, 8, and 10 in John Hartz’s letter of July 23, 2009 on the Form 10-K filed by Sauer-Danfoss Inc. (the “Company”) for the fiscal year ended December 31, 2008.  We responded to his other comments in our letter dated August 4, 2009.

In connection with our responses, we acknowledge as follows:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Comments from the staff of the Commission or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have set forth the text of your comments prior to our responses below.

Sauer-Danfoss Inc.

2800 East 13th Street

Ames, IA  50010

USA

Telephone:  (515) 239-6000

Telefax:  (515) 239-6574

Homepage

www.sauer-danfoss.com

SEC Comment:

Form 10-K for the fiscal year ended December 31, 2008

Critical Accounting Estimates, page 31

Goodwill and Long-Lived Asset Recovery, page 32

1.                                       You have recorded significant impairment charges related to goodwill and long-lived assets.  However, your market capitalization is still significantly below the book value of your equity.  With a view towards future disclosure, please provide us with a more specific and comprehensive discussion of your impairment policy for long-lived assets.  In this regard, please address the following items:

•                  Clarify how you have defined your asset groups.

•                  Include a more specific discussion of how you identify when circumstances indicate asset groups may not be recoverable.  Please disclose how frequently you evaluate these circumstances.

•                  Discuss how you establish cash flows and allocate expenses by asset group.

•                  Discuss how you determine the fair value of your asset group.

•                  Include a qualitative and quantitative description of the critical assumptions used in your impairment analysis and a sensitivity analysis of those assumptions based upon reasonably likely changes.  Please present this information separately for each of your asset groups.  For example, consider presenting meaningful information regarding the following:

• Use of an income based or market based approach

• Cash flows

• Growth rates

• Discount rates

• Use of a weighted average cost of capital or a cost of equity method

• Risk applications

• Control Premiums

•                  Discuss quantitative information regarding any significant known trends.

•                  Discuss any material and useful information that you gather and analyze regarding the risks of recoverability of your assets.

Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results.  This could include uncertainties regarding the recoverability of recorded assets.  We caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your assets, such information may be required to be disclosed if it would be material and useful to investors.  We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments.  We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation.  In this regard, we urge you to consider what additional quantitative disclosures can be provided to convey the risk that additional impairment charges may be recorded.

Response:

In future filings that include a discussion of long-lived asset recovery, we will provide more detailed disclosure about our testing for impairment of long-lived assets.  The following discussion is an example of the type of disclosure we intend to include in future filings.

The Company tests its long-lived assets for recoverability at any time that an event or change in circumstances occurs that indicates the carrying amount of the long-lived assets may not be recoverable.  Events or circumstances that may trigger a recoverability test include a significant change in the market price of similar long-lived assets; a change in the use of the long-lived asset due to product rationalization efforts or restructuring of manufacturing facilities; a significant adverse change in legal factors, business climate, industry or economic conditions; an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset; historical and projected operating losses associated with the use of a long-lived asset; or an expectation that, more likely than not, a long-lived asset will be disposed of significantly before the end of its previously estimated useful life.  The Company reviews these factors quarterly to determine whether a triggering event has occurred.  In December 2008, the significant adverse deterioration in the worldwide economic situation indicated that the long-lived assets of the Company, in all asset groups, might not be recoverable.

The Company has seven asset groups, which are the lowest level for which identifiable cash flows are largely independent of other groups of assets and liabilities.  Projected cash flows for each asset group are forecasted by the controllers responsible for the business of each asset group and evaluated by management.  Revenue forecasts for 2009 through 2013 were derived consistent with the Company’s long-term planning and forecasting process, taking into account such factors as historical growth rates, foreseen changes in future product offerings, government regulations, and market conditions.  The growth rates for this forecast period do not exceed the Company’s historical average growth rates over a similar time horizon.  For years after 2013 the Company assumed a 3% growth rate.

In the Company’s testing as of December 31, 2008, capital expenditures for maintenance were assumed to be 3.5% of revenues in all years for all asset groups, with the exception of Hydro-Gear, open circuit, and mobile electronics which used rates of 3.0%, 3.0%, and 1.0%, respectively, due to the nature of the long-lived assets included in each of the asset groups and planned capital expenditures to maintain the current long-lived assets.

Corporate costs for each functional area are forecasted, as well, and allocated to each asset group by the corporate controller using the same basis used for allocating actual costs for financial reporting.  Allocated costs include sales and marketing, finance, human resources and information technology.  Each functional area cost is allocated based on an underlying allocation key.  For example, sales and marketing costs are allocated based on an annual time study that determines the amount of time spent to sell and market products in each asset group, information technology costs are allocated based on the number of licensed users working in each asset group, and finance and human resources are allocated based on sales revenue recognized by each asset group as a percent of total revenues.

Testing of Long-Lived Assets for Recoverability

At December 31, 2008, the Company tested each asset group for recoverability by comparing the carrying value of the net assets for each asset group to the number of years needed when summing the undiscounted operating cash flows for a projected period.

The results of these tests for recoverability were as follows:

Asset Group	Remaining Life of Primary Asset (1)	Projected Cash Flows Over Remaining Life	Projection Period (2)	Carrying Value of Net Assets	Excess (Deficit)
(Amounts in millions, except for years)
Propel	8.0	$1,055	4.2	$453	$602
Hydro-Gear	8.0	305	2.4	82	223
Open Circuit	8.0	39	8.0	36	3
Motors	8.0	110	8.0	159	(49)
Steering	7.6	140	7.3	130	10
Valves	8.0	485	5.3	250	235
Mobile Electronics	8.0	80	6.0	36	44

(1) Estimated remaining life of primary asset in asset group, which is pump and motor manufacturing equipment.

(2) Number of years of projected cash flow needed to equal the carrying value of net assets.

In all instances, except for the open circuit asset group and the motors asset group, the projected operating cash flows during the life of the primary asset were sufficiently greater than the carrying value of the asset group, and therefore residual values of long-lived assets at the end of that period were not quantified.

The Company performed an additional step for the open circuit asset group and the motors asset group to determine whether the carrying value of the asset group was recoverable.  Assets in the asset group that had a remaining life greater than the primary asset were analyzed to determine their residual value at the end of the primary asset useful life.  The residual value was added to the sum of the undiscounted operating cash flows over the estimated remaining life of the primary asset and the total was compared to the carrying value of net assets of the asset group as follows:

Asset Group	Sum of Undiscounted Cash Flows	Residual Value	Total	Carrying Value of Net Assets	Excess (Deficit)
(Amounts in millions)

Open Circuit	$39	$14	$53	$36	$17

Motors	$110	$24	$134	$159	$(25)

The sum of future undiscounted cash flow was sufficient to recover the carrying value of net assets for all asset groups except the motors asset group.

Sensitivity Analysis

For the asset groups that had projected cash flows sufficiently greater than carrying value of the asset group a sensitivity analysis of the projections was performed.  A key variable impacting forecasted cash flow is the revenue growth rate. If the projected revenue growth percentages were reduced by 1% in each of the years after 2009, the projected cash flows and excess compared to the carrying value of net assets would change as follows:

Asset Group	Carrying Value of Net Assets	Original Projected Cash Flows Over Remaining Life	Original Excess	Revised Cash Flows Over Remaining Life (1)	Revised Excess
(Amounts in millions)
Propel	$453	$1,055	$602	$1,016	$563

Hydro-Gear	82	305	223	295	213

Steering	130	140	10	134	4

Valves	250	485	235	466	216

Mobile Electronics	36	80	44	75	39

(1) Revenue growth rates are 1% lower than original projections after 2009.

As can be seen by the above table, the two asset groups that are most at risk are steering and mobile electronics.  The Company continues to monitor impairment indicators for all seven asset groups on a quarterly basis.

Determining Fair Value

The Company, with the assistance of experts, reviewed the long-lived assets in the motors asset group and calculated the fair value of the asset group using a net realizable value approach.  The net realizable value was determined using information that was available in the market, including queries of recent sales of similar long-lived assets maintained in market databases, contact with used equipment sales personnel for an estimate of current selling price of similar equipment, and analysis of the market for any significant changes in selling prices of similar equipment in recent months.  The Company, with the assistance of experts, analyzed the significant long-lived assets in the motors asset group to quantify their fair value.  A valuation of the real property in the motors asset group had been performed during 2008 which indicated the fair value was significantly in excess of carrying value and therefore no additional work was performed on the real property.

The carrying value of the long-lived assets in the motors asset group exceeded fair value of the assets by $35.3 million which resulted in the Company recognizing an impairment charge for this amount at December 31, 2008 related to long-lived assets.

SEC Comment:

Definitive Proxy Statement

Compensation Discussion & Analysis

Base Salary, page II-16

7.                                       We note that your CEO’s base salary was below the benchmark market median by approximately 20% in 2008.  With a view toward future disclosure, please tell us where the actual 2008 base salary amounts for each of your other named executive officer[s] fell with respect to the targeted benchmark market median.  In addition, please provide us with a materially complete description and analysis of the individual objectives applicable to each of your named executive officers, as well as the compensation committee’s assessment of how each officer performed with respect to those objectives.  In this regard, we note that the list of factors on page II-16 lacks specificity and does not offer a meaningful perspective on what, if any, correlation existed between each officer’s individual performance and the committee’s decisions for each officer with respect to salary.

Response:

In future filings, the Company will include disclosure similar to the following, which is an example based on the 2008 year.

The Company targets the base salaries for its CEO and executive officers at the 50th percentile of median base salaries for similar positions within its comparator and/or market survey benchmark groups.  The following table summarizes base salaries, effective as of April 2008, of the Company’s CEO and other Named Executive Officers and where these base salaries range in comparison to targeted benchmark medians for comparable positions in similar companies:

	Sauer- Danfoss Base Salary	Range In Comparison To Targeted Benchmark Median
David J. Anderson President & Chief Executive Officer	$650,000	< 85%

Karl J. Schmidt EVP & Chief Financial Officer	$327,000	85% to 95%

Hans J. Cornett EVP & Chief Marketing Officer	$325,000	105% to 115%

Thomas K. Kittel (A) EVP & President – Propel Division	$410,000	95% to 105%

Wolfgang Schramm EVP & President – Controls Division	$312,000	95% to 105%

(A)      Mr. Kittel’s base salary, effective as of April 2008, was 280,000 euro and has been converted to US dollars using an exchange rate (USD/Euro) of 1.4635.

As the senior leadership team for Sauer-Danfoss, the CEO and executive officers are expected to focus Company efforts towards meeting or exceeding the annual financial plan as presented to and agreed by the Board of Directors.  In addition, the CEO and executive officers shared certain Key Initiatives for the 2007 calendar year.

The 2007 Key Initiatives were as follows:

2007 Key Initiatives For Entire Leadership Team

•                  Meet or Exceed 2007 Financial Plan

•                  Drive Quality efforts

•                  Implement Lean concepts

•                  Install SAP business system

•                  Realign use of Capital & People

•                  Execute strategies for Profitable Growth

The Named Executive Officers also had specified individual objectives and/or focus areas for the 2007 calendar year.  Wolfgang Schramm joined Sauer-Danfoss in April 2007, after the normal time period devoted to individual objective setting.  As a result, Mr. Schramm did not have individual objectives for 2007 but was expected to integrate himself into the Company and to contribute to the shared key initiatives.

The individual objectives and/or focus areas for 2007 were as follows:

2007 Objectives for David J. Anderson — President & Chief Executive Officer

•                  Meet or exceed 2007 financial plan for Sauer-Danfoss globally

•                  Champion Vision 2012/2020 ( Sauer-Danfoss strategic vision )

•                  Drive Lean Activities within Sauer-Danfoss

•                  Continue focus on Sauer-Danfoss Executive Office succession planning

•                  Enhance Sauer-Danfoss M&A capabilities

2007 Objectives for Karl J. Schmidt — EVP & Chief Financial Officer

•                  Enhance internal and external reporting capabilities

•                  Expand hedging programs

•                  Support M&A activities

•                  Finalize and execute EU Shared Services project plan

•                  Transition IT organization to global structure and develop IT governance model

•                  Expand financial analyst coverage for Sauer-Danfoss

2007 Objectives for Hans J. Cornett — EVP & Chief Marketing Officer

•                  Continue focus on relationship building with customers

•                  Vision 2012/2020 strategic development

•                  Market development in China

•                  Focus on product introduction and launch activities

•                  Increase win/loss ratio for customer bid activity

2007 Objectives for Thomas K. Kittel  — EVP & President — Propel Division

•                  Meet or exceed 2007 financial plan for Propel Division

•                  Continue profitable growth of the Propel Division

•                  Focus additional Propel Division efforts on Total Quality and On Time Delivery

•                  Execute a Lean Plant Assessment of all Propel Division plants

•                  Continued development of Propel Leadership team

•                  Establish the foundation for a New Era in Procurement

•                  Contribute to the Corporate Strategy and Vision 2012/2020

In March of 2008, the Compensation Committee met with Mr. Anderson to discuss his performance against the Sauer-Danfoss Key Initiatives and his individual focus areas.   Based on this discussion and a review of market survey data, the Committee determined that Mr. Anderson should receive a base salary increase of 5.7% to $650,000, effective April 1, 2008.

Mr. Anderson, in his role as President & Chief Executive Officer, rated the other Named Executive Officers as meeting expectations for their contribution in 2007 to the Sauer-Danfoss Key Initiatives and for their performance towards individual objectives and/or focus areas.

In March of 2008, Mr. Anderson discussed and confirmed these performance ratings with the Compensation Committee.  Based on the confirmed ratings and a review of market survey data, the Compensation Committee approved the following base salary increases for the Named Executive Officers, effective April 1, 2008:

Karl J. Schmidt	3.8% to $327,000
Hans J. Cornett	6.6% to $325,000
Wolfgang Schramm	4.0% to $312,000

In December of 2007, the Compensation Committee approved a base salary increase for Mr. Kittel of 10.6% to €280,000, based on increased responsibilities and performance.

SEC Comment:

Annual Incentive Awards, page II-16

8.                                       With a view toward future disclosure, please tell us the 2008 targeted benchmarks for incentive compensation.

Response:

In future filings, the Company will include disclosure similar to the following, which is an example based on the 2008 year.

Sauer-Danfoss determines the target percentage of each executive officer’s salary for Annual Incentive Award purposes based on a review of market survey information and also based on internal equity.   The following table compares the Annual Incentive Award targets, expressed as a percentage of base salary, for 2008 for the Company’s CEO and other Named Executive Officers to the approximate average targets found for similar positions in comparable companies:

	Sauer- Danfoss Target Annual Incentive Percentage	Average Target Percentage For Similar Positions At Comparable Companies
David J. Anderson President & Chief Executive Officer	90%	90%

Karl J. Schmidt EVP & Chief Financial Officer	60%	60%

Hans J. Cornett EVP & Chief Marketing Officer	60%	50%

Thomas K. Kittel EVP & President – Propel Division	60%	40%

Wolfgang Schramm EVP & President – Controls Division	60%	50%

The Sauer-Danfoss target Annual Incentive percentage for the EVP & Chief Marketing Officer, EVP & President — Propel Division and EVP & President — Controls Division are above the average annual incentive plan targets for similar positions at comparable companies.  This stems from the Company’s desire to maintain internal equity within its executive office team with respect to target incentive compensation levels.

SEC Comment:

Long-Term Incentive Awards, page II-18

10.                                 With a view toward future disclosure, please tell us why the committee chose performance units for the Long-Term Incentive Awards.  In addition, please address the following points regarding the 2008 Long-Term Incentive Plan:

•                  Please tell us why the 2008 Long-Term Incentive Plan target award level for each named executive officer was 125%.

•                  We note the RONA thresholds are disclosed on a table on page II-18 and cover the period 2006 through 2008.  We also note that the RONA actual performance is disclosed as a three year average of 9% on page II-19.  Please tell us the actual three year RONA performance for each year as compared to the thresholds in the table on page II-18.

•                  Please tell us how the target award levels and actual performance correlated to the payments disclosed on page II-20.

•                  We note the sample calculation of the 2008-2010 award opportunity.  Please provide us a sample of the 2006-2008 award calculation.

•                  Please tell us whether a sales growth modifier was added to the Long-Term Plan’s performance target and how sales growth modifiers, if any, correlated to the payments set forth for each named executive officer in the table on page II-20.

Response:

Although the responses to the sub-parts of your comment are not presented in a form suitable for inclusion in the Company’s proxy statement, the Company will add similar details to its future filings.

The Compensation Committee has chosen performance units as the award vehicle under the Company’s Long-Term Incentive program based on management recommendations and its own evaluation.  Among other advantages, performance units provide the Compensation Committee with the flexibility to choose to make payouts in either cash or shares at the time of payout.  The performance units link payouts under the Company’s Long-Term Incentive program to the Company’s achieved Return on Net Asset (RONA) performance which, in turn, is viewed as a key determinant of shareholder value.

a)              The 125% target, expressed as a percentage of base salary, for determining the size of Long-Term Incentive awards for Sauer-Danfoss’ Named Executive Officers was first established by the Compensation Committee with respect to the 2004 grant covering the 2004-2006 performance period cycle.  The 125% target was established based on recommendations from Mercer Human

Resource Consulting, an independent consultant engaged by Sauer-Danfoss to benchmark executive compensation levels.

Since 2004, the 125% Long-Term Incentive target levels have been periodically reviewed against market data to make certain they are still appropriate.  The most recent such review, in March of 2007, was conducted by Hewitt Associates LLP.   In conducting its review Hewitt compared the economic value of Sauer-Danfoss’ Performance Unit awards, based on provisions inherent in these awards, to market place norms.  Based on Hewitt’s review and recommendations, Sauer-Danfoss lowered the maximum payout under its long-term incentive awards to approximately 150%, beginning with the 2007 grant year.

b)             The information requested cannot be provided at this time, as the three-year Performance Periods for the 2007 grant and the 2008 grants will not end until December 31, 2009 and December 31, 2010, respectively.  Based on current financial results and projections, Sauer-Danfoss currently projects that the three year average RONA performance for the 2007 grant and the 2008 grant will be below the threshold performance levels.  Please see the following table for clarification:

	3 Year Performance Period	Threshold 3 Year Average RONA	Actual or Forecast 3 Year Average RONA
2006 Grant Year	01/01/2006 to 12/31/2008	8%	9.0% Actual
2007 Grant Year	01/01/2007 to 12/31/2009	10%	< 10% Forecast
2008 Grant Year	01/01/2008 to 12/31/2010	10%	< 10% Forecast

c)              Under the terms of the 2006 Performance Unit Award Agreements, participants were entitled to a payout of 25% of their target performance units at the threshold 3 Year Average RONA performance.  The earned payout percentage increased on a linear basis from 25% of target performance units at the threshold RONA level [8% average RONA] to 100% of target performance units at the target RONA level [14% average RONA].  Based on an achieved average RONA of 9.0%, the earned payout percentage is 37.5%, determined as follows:

Payout Percentage                                            = 25% + 75% x [ ( 9% - 8% ) / ( 14% - 8% ) ]

= 25% + 75% x 1/6

= 25% + 12.5%

= 37.5%

d)             For the 2006 grant year, the Long-Term Incentive Plan target award level, expressed as a percentage of base salary on April 1, 2006, for each of our Named Executive Officers was 125%.  The target number of performance units granted to each Named Executive Officer was determined by dividing the dollar value of the Participant’s Long-Term Incentive target by the average closing price of the Company’s shares during the fourth quarter of the preceding year, 2005.

For example, Mr. Anderson’s target award opportunity for the 2006-2008 performance cycle was 37,403 performance units, determined as follows:

# of Performance Units= 04/01/2006 Base Salary x Target % / 2005 4th Qtr Average Share Price

= $577,500 x 125% / $19.30

= 37,403

e)              The sales growth modifier was incorporated into the Sauer-Danfoss Long-Term Incentive plan performance metrics beginning with the 2007-2009 performance period cycle.  The payments set forth in the table on page II-20 related to the 2006-2008 performance period cycle and are not impacted by any sales growth modifier.

Please contact the undersigned at (515) 239-6364 if you have questions about the foregoing responses.

Respectfully submitted,

/s/ Kenneth D. McCuskey

Kenneth D. McCuskey
Vice President and Chief Accounting Officer
Sauer-Danfoss Inc.